UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER 04517A 20 4
(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11 -K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

ASIA PREMIUM TELEVISION GROUP, INC.
Full Name of Registrant

GTM HOLDINGS, INC.
Former Name if Applicable

Suite 602, 2 North Tuanjiehu Street, Chaoyang District
Address of Principal Executive Office (Street and Number)

Beijing 100026, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25© has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Asia Premium Television Group, Inc. (the “Company”) is unable to complete the preparation and review of its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007 (the “First Quarter 10-Q”), within the required time period, without unreasonable effort or expense due to unanticipated delays in preparing its consolidated financial statements and completing the reviews required with respect to the First Quarter 10-Q.  The Company hereby requests a five-day extension to file the First Quarter 10-Q.  The Company continues to dedicate significant resources to the preparation of the First Quarter 10-Q and the related financial statements.  The Company anticipates that it will be able to file the First Quarter 10-Q within the time period prescribed in Rule 12b-25(b)(2)(ii).

(Attach extra Sheets if Needed) PART IV — OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification

Zhaozhao Yuwen	86-10	8518-9969 ext 8036
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

 Yes ☒   No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ?

Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ASIA PREMIUM TELEVISION GROUP, INC.
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date	February 14, 2008	By:	/s/ Jing Xing
Jing Xing, Co-Chairman

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